UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 9, 2015, an exercise window for certain outstanding warrants exercisable for ordinary shares, nominal value DKK 1, of Ascendis Pharma A/S (the “Company”) closed. In connection with the exercise of certain of such warrants during the exercise window, the Company registered aggregate share capital increases of nominal DKK 361,046 with the Danish Business Authority, corresponding to an aggregate increase in the share capital of the Company from DKK 23,835,780 to DKK 24,196,826 through the issuance of 361,046 ordinary shares against average cash consideration of approximately €3.16 per share. The Company’s articles of association were amended accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: June 12, 2015	By:	/s/ Thomas P. Soloway
Thomas P. Soloway
Senior Vice President, Chief Financial Officer